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SECURITIES AN
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12010839

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Douglas Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 South Main Street
(No. and Street)

Mount Vernon (City) OH (State) 43050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandon Bullock 740-397-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA GROUP, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road (Address) Columbus (City) OH (State) 43220 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2012
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon L. Bullock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Douglas Investments, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brandon L. Bullock
Signature

FINOP
Title

[signature]
Notary Public

ANITA EARLYWINE, Notary Public
In and for the State of Ohio
My Commission Expires Feb. 19, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Lincoln Douglas Investments, LLC

Independent Auditors' Report

We have audited the accompanying balance sheet of Lincoln Douglas Investments, LLC (a limited liability corporation) as of December 31, 2011 and the related statement of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from July 1, 2011 (date of inception) through December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2011 and the results of its operations and its cash flows for the period from July 1, 2011 (date of inception) through December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA
February 1, 2012

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com
Member: American Institute of Certified Public Accountants

LINCOLN DOUGLAS INVESTMENTS, LLC

BALANCE SHEET

DECEMBER 31, 2011

ASSETS		
Cash	$	116,166
Receivable from broker-dealers and clearing organization		56,383
Prepaid expenses		7,478
Total current assets		180,027
Deposit with clearing organization		50,000
	$	230,027
LIABILITIES AND MEMBERS' EQUITY		
Commissions payable	$	53,595
Interest payable		3,264
Total current liabilities		56,859
Subordinated debt		100,000
Total liabilities		156,859
Members' equity:		
Contributed capital		35,000
Retained earnings		38,168
Total members' equity		73,168
	$	230,027

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD JULY 1, 2011 (DATE OF INCEPTION)
THOURGH DECEMBER 31, 2011

Revenues:		
Commissions	$	310,050
Other income		2,700
Interest		691
Total revenues		313,441
Expenses:		
Commissions		221,934
Clearing house charges		19,546
Registration		8,378
Computer and internet		7,182
Office expenses		5,521
Interest		3,264
Telephone		3,018
Office rent		2,700
Printing and postage		1,581
Other		2,149
Total expenses		275,273
Net income	$	38,168

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD JULY 1, 2011 (DATE OF INCEPTION) THOURGH DECEMBER 31, 2011

Contributed Capital:		
Balance at beginning of period	$	35,000
Contributed capital		-
Balance at end of period		35,000
Retained Earnings:		
Balance at beginning of period		-
Net income		38,168
Distributions		-
Balance at end of period		38,168
Total members' equity	$	73,168

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 1, 2011 (DATE OF INCEPTION) THOURGH DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$	38,168
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization		(56,383)
Prepaid expenses		(7,478)
Deposit with clearing organization		(50,000)
Increase (decrease) in:		
Commissions payable		53,595
Interest payable		3,264
Total adjustments		(57,002)
Net cash used in operating activities		(18,834)
Cash flows from investing activities		-
Cash flows from financing activities:		
Proceeds from subordinated debt		100,000
Net cash provided by financing activities		100,000
Net increase in cash		81,166
Cash at beginning of period		35,000
Cash at end of period	$	116,166
Supplemental disclosures:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE PERIOD JULY 1, 2011 (DATE OF INCEPTION) THOURGH DECEMBER 31, 2011

Subordinated Borrowings:		
Balance at beginning of period	$	-
Additional borrowings		100,000
Repayments or borrowings		-
Balance at end of period	$	100,000

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1 - Summary of Significant Accounting Policies

A. Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2011, the Company is licensed in 21 states, including Alabama, California, Colorado, Florida, Georgia, Illinois, Kentucky, Michigan, Mississippi, New Mexico, North Carolina, North Dakota, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, West Virginia, and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2011. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs are $130 in 2011 and are recorded as part of office expense.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2011, $3,792, or $5,000. At December 31, 2011 the Company's net capital as defined by SEC Rule 15c3-1 was $160,690 in excess of the minimum net capital required.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable semi-annually. The note matures in June 2014, at which time the principal balance is due. The principal payment can only be made with FINRA approval.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

(Continued)

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 6 – Leases

The Company entered into an operating lease for office space in December 2010. The lease agreement is controlled by one of the Company's members. The lease commenced in April 2011 and calls for monthly payments of $300 through March 2016. Total rent expense under the lease was $2,700 for 2011.

Future minimum lease payments under the new lease are as follows for years ending December 31:

2012	$ 3,600
2013	3,600
2014	3,600
2015	3,600
2016	900
	$ 15,300

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2011, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2011

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$ 73,168
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		173,168
Non-allowable assets:		
Prepaid expenses	$ 7,478	7,478
Net capital before haircuts on securities positions		165,690
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$165,690

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$165,690
Audit adjustments	-
Net capital per audited financial statements	$165,690

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Lincoln Douglas Investments, LLC

In planning and performing our audit of the financial statements of Lincoln Douglas Investments, LLC for the period from July 1, 2011 (date of inception) through December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

February 1, 2012

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Capital City Securities, LLC

Independent Auditors' Report

We have audited the accompanying balance sheet of Lincoln Douglas Investments, LLC (a limited liability corporation) as of December 31, 2011 and the related statement of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from July 1, 2011 (date of inception) through December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2011 and the results of its operations and its cash flows for the period from July 1, 2011 (date of inception) through December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio

Federal Employer ID Number: 20-3767687

Richard B. Dumas
Richard B. Dumas, CPA

February 1, 2012

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com